Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended September 30, 2021 and year to date from April 1, 2021 to September 30, 2021 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN:21213271AAAAHJ4251

Place: Hyderabad

Date: October 29, 2021

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India,
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2021

		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales/income from operations	36,731	34,001	33,233	70,732	65,497	132,094
	b) License fees and service income	1,364	100	103	1,464	207	720
	c) Other operating income	139	234	122	373	198	677
	Total revenue from operations	38,234	34,335	33,458	72,569	65,902	133,491

2	Other income	1,181	1,862	266	3,043	6,593	8,011

	Total income (1 + 2)	39,415	36,197	33,724	75,612	72,495	141,502

3	Expenses
	a) Cost of materials consumed	6,732	8,707	8,165	15,439	16,047	32,663
	b) Purchase of stock-in-trade	6,562	6,235	3,043	12,797	6,046	12,523
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	252	(3,025)	(1,358)	(2,773)	(3,287)	(3,956)
	d) Employee benefits expense	6,352	5,865	6,080	12,217	11,530	22,701
	e) Depreciation and amortisation expense	2,066	1,971	2,142	4,037	4,119	8,350
	f) Impairment of non-current assets	-	-	-	-	53	150
	g) Finance costs	111	65	93	176	233	467
	h) Selling and other expenses	10,853	10,934	9,362	21,787	17,940	38,042

	Total expenses	32,928	30,752	27,527	63,680	52,681	110,940

4	Profit before tax (1 + 2 - 3)	6,487	5,445	6,197	11,932	19,814	30,562

5	Tax expense/(benefit)
	a) Current tax	1,156	984	1,114	2,140	3,505	5,401
	b) Deferred tax	841	327	273	1,168	1,997	3,297

6	Net profit for the period/year (4 - 5)	4,490	4,134	4,810	8,624	14,312	21,864

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	1	1	-	2	(1)	(169)

	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	62

	b) (i) Items that will be reclassified to profit or loss	207	(531)	420	(324)	780	994

	(ii) Income tax relating to items that will be reclassified to profit or loss	(73)	186	(157)	113	(285)	(346)

	Total other comprehensive income	135	(344)	263	(209)	494	541

8	Total comprehensive income (6 + 7)	4,625	3,790	5,073	8,415	14,806	22,405

9	Paid-up equity share capital (face value Rs. 5/- each)	832	832	831	832	831	832

10	Other equity						169,005

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	27.07	24.94	29.00	52.01	86.31	131.84
	Diluted	27.00	24.87	28.92	51.87	86.08	131.46
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	9,089	7,392	7,996	16,481	16,702	33,458
	b) Global Generics	29,548	28,199	27,112	57,747	52,353	106,467
	c) Proprietary Products	1,215	66	101	1,281	135	471
	Total	39,852	35,657	35,209	75,509	69,190	140,396

	Less: Inter-segment revenue	1,618	1,322	1,751	2,940	3,288	6,905
	Total revenue from operations	38,234	34,335	33,458	72,569	65,902	133,491

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	725	207	145	932	5,831	7,486
	b) Global Generics	4,891	5,724	5,674	10,615	13,916	23,928
	c) Proprietary Products	1,039	(44)	(281)	995	(455)	(631)
	Total	6,655	5,887	5,538	12,542	19,292	30,783

	Less: (i) Finance costs	111	65	93	176	233	467
	(ii) Other un-allocable expenditure/(income), net	57	377	(752)	434	(755)	(246)
	Total profit before tax	6,487	5,445	6,197	11,932	19,814	30,562

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head “License fee and service income” and this pertains to the Company’s Proprietary Products segment.

3	During the year ended 31 March 2021, the Company recorded a total impairment loss of Rs.150 million the details of which are as under:

- Rs.97 million in the quarter ended 31 December 2020 on account of decreased market potential of certain products, forming part of the Company’s Global Generics segment, primarily due to higher than expected price erosion, increased competition, and higher than expected value erosion.

- Rs. 53 million in the quarter ended 30 September 2020 on account of the Company’s decision to discontinue the development of certain product related intangibles in the Company’s Global Generics segment.

4	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles, and pertains to Company's Global Generics segment.

5	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

6	"Other income" for the year ended 31 March 2021 includes Rs. 4,772 million received from Aurigene Pharmaceutical Services limited (APSL) during the quarter ended 30 June 2020, pursuant to sale of the contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company.

7	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The Company has disclosed the matter to the U.S. Department of Justice, Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. On 6 July 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company is in the process of responding to the same. During the quarter ended 30 September 2021, the Company shared the report with respect to one jurisdiction with the SEC. The investigation is ongoing, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the outcome are not reasonably ascertainable at this time. The Company is also in the process of reviewing its Compliance Program including controls in relation to compliance and implement appropriate enhancements, if any.

DR. REDDY'S LABORATORIES LIMITED

8	Balance sheet

All amounts in Indian Rupees millions
	As at	As at
Particulars	30.09.2021	31.03.2021
	(Unaudited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	36,843	35,792
Capital work-in-progress	10,844	8,771
Goodwill	853	853
Other intangible assets	21,096	21,798
Intangible assets under development	237	237
Financial assets
Investments	34,332	33,922
Trade receivables	55	118
Loans	12	12
Other financial assets	491	492
Deferred tax assets, net	1,494	2,548
Tax assets, net	1,930	2,151
Other non-current assets	208	160
Total non-current assets	108,395	106,854

Current assets
Inventories	32,240	28,197
Financial assets
Investments	11,089	15,972
Trade receivables	60,022	40,800
Derivative instruments	942	915
Cash and cash equivalents	7,896	13,063
Other financial assets	548	529
Other current assets	11,093	9,966
Total current assets	123,830	109,442

TOTAL ASSETS	232,225	216,296

EQUITY AND LIABILITIES
Equity
Equity share capital	832	832
Other equity	173,843	169,005
Total Equity	174,675	169,837

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	160	177
Provisions	512	251
Other non-current liabilities	967	428
Total non-current liabilities	1,639	856

Current liabilities
Financial liabilities
Borrowings	17,850	11,809
Lease liabilities	135	159
Trade payables
Total outstanding dues of micro enterprises and small enterprises	151	152
Total outstanding dues of creditors other than micro enterprises and small enterprises	18,070	13,212
Derivative instruments	346	306
Other financial liabilities	11,531	12,010
Provisions	2,882	2,987
Other current liabilities	4,946	4,968
Total current liabilities	55,911	45,603

TOTAL EQUITY AND LIABILITIES	232,225	216,296

DR. REDDY'S LABORATORIES LIMITED

9	Statement of cashflows

All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2021	30.09.2020
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	11,932	19,814
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(199)	(353)
Depreciation and amortisation expense	4,037	4,119
Impairment of non-current assets	-	53
Allowance for credit losses (on trade receivables and other advances)	105	41
(Gain)/loss on sale or de-recognition of non-current assets, net	12	(4,733)
Foreign exchange loss/(gain), net	(754)	(220)
Interest income	(929)	(382)
Finance costs	176	233
Dividend income	-	(516)
Equity settled share-based payment expense	290	304
Changes in operating assets and liabilities:
Trade receivables	(19,267)	136
Inventories	(4,043)	(4,984)
Trade payables	4,857	4,844
Other assets and other liabilities, net	(1,221)	23
Cash flow (used in)/from operations	(5,004)	18,379
Income taxes paid, net	(1,919)	(1,387)
Net cash (used in)/from operating activities	(6,923)	16,992

Cash flows from/(used in) investing activities :
Proceeds from sale of property, plant and equipment	19	4,890
Expenditures on property, plant and equipment	(5,864)	(3,439)
Expenditures on other intangible assets	(264)	(438)
Payment for acquisition of business	-	(15,514)
Purchase of other investments	(28,967)	(48,769)
Proceeds from sale of investments	34,006	49,763
Dividend received	-	516
Interest received	916	693
Net cash used in investing activities	(154)	(12,298)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	281	177
Purchases of treasury shares	-	(190)
Proceeds from/(repayment of ) short-term loans and borrowings, net	6,050	5,491
Repayment of long-term loans and borrowings	-	(3,743)
Payment of principle portion of lease liabilities	(96)	(90)
Dividend paid	(4,146)	(4,147)
Interest paid	(253)	(284)
Net cash from/(used in) financing activities	1,837	(2,786)

Net (decrease)/increase in cash and cash equivalents	(5,240)	1,908
Effect of exchange rate changes on cash and cash equivalents	83	(17)
Cash and cash equivalents at the beginning of the period(1)	13,054	391
Cash and cash equivalents at the end of the period(2)	7,896	2,282

*FVTPL (fair value through profit or loss)

(1)Adjusted for bank overdraft of Rs. 9 million and Rs. 1 million for periods ended 30 September 2021 and 30 September 2020 respectively.

(2)Adjusted for bank overdraft of Rs. Nil and Rs. Nil for periods ended 30 September 2021 and 30 September 2020 respectively.

10	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

11	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

12	The unaudited results were reviewed by the Audit Committee of the Board on 28 October 2021 and approved by the Board of Directors of the Company at their meeting held on 29 October 2021.

13	The results for the quarter and half year ended 30 September 2021 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 29 October 2021	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director